Exhibit 99.1

For Immediate Release

NORSAT ADDS NEW KU-BAND BLOCK UPCONVERTER AND KA AND KU-BAND LNBS TO MICROWAVE PRODUCT PORTFOLIO

Vancouver, British Columbia – April 28, 2016 – Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced the addition of the MEDIAN 40W Ku-band Block Upconverter (BUC), along with a range of Low-Noise Block Downconverters (LNBs) to their microwave product line. All of the newly launched microwave products are used in satellite signal transmission and reception, and maintain the customizability, reliability and durability for which Norsat products have become known.

Our latest addition, the Median 40W BUC joins the 16W and 25W versions announced earlier in 2016. The MEDIAN series of Ku-band BUCs, available in standard and extended Ku-band frequencies, was designed with both performance and economy in mind and complements Norsat’s ATOM and Element line of BUCs and Solid State Power Amplifiers (SSPAs). The 40W MEDIAN takes advantage of gallium nitride (GaN) technology to deliver high power density with high linearity.

Newly launched LNBs:

The 1000HU-2 and 1000XU-2 Ku quad-band internal and external reference PLL (Phase Lock Loop) LNBs provide exceptional performance and allow users to use a single LNB to receive multiple frequencies, important for portable applications and maritime users.

The 1000D/F/G-2 Ku-band PLL LNBs and the 1000X-2 Ku-band external reference LNBs are available in frequencies ranging from 10.7 to 12.7 GHz and provide exceptional signal performance and reliability in the smallest form factor on the market.

The 9000-4 series of Ka-band PLL and external reference LNBs offer improved LO stability allowing users to reliably receive a narrower band transmission. Norsat’s 9000-4 series is available in frequencies ranging from 17.2 to 22.2 GHz.

As with other Norsat LNBs, the new additions can be customized to meet specific connector, frequency and performance requirements. Each of the new LNB series deliver premium performance at a new lower price point than products currently on the market.

“As the worldwide leader in LNB’s and BUCs, Norsat continues to challenge ourselves to develop and market reliable products that offer excellent value,” stated Dr. Amiee Chan, President and CEO. “The new Median BUC lineup and our new LNB’s demonstrate our commitment to our long-term strategy to grow our market share in remote and challenging applications by broadening our product portfolio and customer base.”

Inventory of all of these items is available now. For more information on these latest BUC and LNB products go to http://www.norsat.com/solutions/microwave-products/

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer

Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com